Exhibit 2.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

24 August 2017

INCREASED AND FINAL RECOMMENDED CASH OFFER

FOR

NOVAE GROUP PLC

BY

AXIS Specialty UK Holdings Limited

(a wholly-owned subsidiary of AXIS Capital Holdings Limited)

•	On 5 July 2017, the boards of AXIS and Novae announced that they had reached agreement on the terms of a recommended all cash acquisition of the entire issued and to be issued share capital of Novae by AXIS (or, at AXIS’s election, a wholly-owned subsidiary of AXIS) (the “Acquisition”) at a price of 700 pence in cash for each Novae Share, to be implemented by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act (the “Original Announcement”). The Scheme Document was posted to Novae Shareholders on 2 August 2017.

Increased and Final Offer

•	The boards of AXIS and Novae are pleased to announce that they have agreed the terms of an increased recommended all cash acquisition of the entire issued and to be issued share capital of Novae by AXIS BidCo, to be implemented by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act (the “Increased Offer”).

•	Under the terms of the Increased Offer, each Novae Shareholder will be entitled to receive:

for each Novae Share: 715 pence in cash

•	The consideration payable under the Increased Offer values the entire issued and to be issued ordinary share capital of Novae at approximately £477.6 million on the basis of a fully diluted share capital of 66,795,621 Novae Shares.

•	The financial terms of the Increased Offer are final and will not be increased, except that AXIS reserves the right to increase the amount of the offered price if there is an announcement on or after the date of this announcement of an offer or possible offer for Novae by a third party offeror or potential offeror.

•	The Increased Offer represents:

(a)	a premium of approximately 23 per cent. to the closing price of 581 pence per Novae Share on 4 July 2017 (being the last Business Day before the date of the Original Announcement)? and

(b)	a premium of approximately 31 per cent. to the volume weighted average closing price per Novae Share for the one month period up to and including 4 July 2017, being the last Business Day before the date of the Original Announcement.

•	The consideration payable under the Increased Offer also implies a multiple of 1.5x Novae’s reported net tangible book value of £318.8 million as at 31 December 2016 and a multiple of 1.6x Novae’s reported net tangible book value of £300.6 million as at 30 June 2017 (in each case, on a fully diluted basis).

•	As set out above, the Increased Offer represents a substantial premium to the undisturbed share price of Novae. By offering Novae Shareholders an improved cash offer, AXIS aims to bring certainty to the transaction.

Recommendation

•	The Board of Novae, which has been so advised by Evercore as to the financial terms of the Acquisition, considers the Increased Offer to be fair and reasonable. In providing their advice to the Board of Novae, Evercore has taken into account the commercial assessments of the Board of Novae.

•	Accordingly, the Novae Directors believe that the terms of the Increased Offer are in the best interests of Novae Shareholders as a whole and unanimously recommend that Novae Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the General Meeting, as those of them who hold Novae Shares in their own name or through a nominee (other than solely through the Novae Tax-Advantaged Share Plans) have irrevocably agreed to do in respect of all of their own beneficial holdings.

Financing

•	The consideration payable under the Increased Offer will be funded from AXIS’s existing cash resources or, if market conditions are favourable, from new borrowings.

•	Each of Credit Suisse and Fenchurch, joint financial advisers to AXIS, has confirmed that they are satisfied that sufficient resources are available to AXIS to satisfy in full the payment of the cash consideration payable by AXIS BidCo in respect of the Scheme pursuant to the Increased Offer. Based on a fully diluted share capital of 66,795,621 Novae Shares at the Effective Date, full implementation of the Scheme would result in cash consideration amounting to approximately £477.6 million being payable by AXIS BidCo to Scheme Shareholders and participants in the Novae Share Plans.

General

•	Save as set out above, the Increased Offer remains subject to the terms and conditions set out in the original Scheme Document.

•	The Increased Offer does not change AXIS’s intentions as regards the business of Novae (including the location of its operations), the management and employees of Novae and the proposals in respect of the Novae Share Plans and other incentive arrangements, as set out more fully in the Scheme Document.

•	In addition to the documents which are already available for inspection, as set out in the Original Announcement and the Scheme Document, the written consents provided by each of Credit Suisse, Fenchurch and Evercore to the publication of this announcement with the inclusion herein of the references to their names in the form and context in which they appear will be made available on the Novae website at www.novae.com and the AXIS website at www.axiscapital.com by no later than 12:00 p.m. (London time) on the Business Day following the date of this announcement. The contents of these websites is not incorporated into and does not form part of this announcement.

•	Capitalised terms used but not defined in this announcement have the meanings set out in the Scheme Document.

Timetable and Forms of Proxy

•	The expected timetable of principal events for the implementation of the Scheme remains as set out on page 10 of the Scheme Document. If any of the dates and/or times in the expected timetable change, the revised dates and/or times will be notified by announcement through a Regulatory Information Service.

•	Blue Forms of Proxy submitted in respect of the Court Meeting and yellow Forms of Proxy submitted in respect of the General Meeting in accordance with the instructions set out therein, and electronic proxy appointments, will continue to be valid in respect of the Acquisition pursuant to the Increased Offer. The completion and return of a Form of Proxy does not prevent a shareholder from attending, speaking at or voting in person at the Court Meeting and the General Meeting, or any adjournments thereof, if such shareholder wishes and is entitled to do so.

Appendix 1 contains sources and bases of certain information contained in this announcement.

Enquiries

AXIS Capital Holdings Limited Joe Henry, Chief Financial Officer Linda Ventresca, Corporate Development Conrad Brooks, General Counsel	+1 212 500 7600 +1 212 500 7600 +1 212 500 7600

Credit Suisse International Alejandro Przygoda Carlos Marque Joe Hannon Hugh Man	+1 212 325 2000 +1 212 325 2000 +44 20 7888 8888 +44 20 7888 8888

Fenchurch Advisory Partners LLP Malik Karim Philippe Jacquemard Richard Locke Philip Evans	+44 20 7382 2222 +44 20 7382 2222 +44 20 7382 2222 +44 20 7382 2222

Novae Group plc Matthew Fosh, Chief Executive Reeken Patel, Chief Financial Officer	+44 20 7050 9000 +44 20 7050 9000

Evercore Partners International LLP
Matthew Lindsey-Clark Stuart Britton Neil Bhadra	+44 20 7653 6000 +1 212 857 3100 +44 20 7653 6000

Canaccord Genuity Limited Bruce Garrow Chris Connors	+44 20 7523 8000 +44 20 7523 8000

RBC Europe Limited Oliver Hearsey Jonathan Hardy	+44 20 7653 4000 +44 20 7653 4000

Important notices

Evercore, which is authorised and regulated in the United Kingdom by the FCA, is acting as financial adviser exclusively for Novae and no one else in connection with the Increased Offer and accordingly will not be responsible to anyone other than Novae in providing the protections afforded to clients of Evercore nor for providing advice in relation to the Increased Offer, the content of this announcement or any matter referred to herein. Neither Evercore nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statue or otherwise) to any person who is not a client of Evercore in connection with this announcement, any statement contained herein or otherwise. Apart from the responsibilities and liabilities, if any, which may be imposed on Evercore by FSMA, or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Evercore nor any of its affiliates accepts any responsibility or liability whatsoever for the contents of this announcement, and no representation, express or implied, is made by it, or purported to be made on its behalf, in relation to the contents of this announcement, including its accuracy, completeness or verification of any other statement made or purported to be made by it, or on its behalf, in connection with Novae or the matters described in this announcement. To the fullest extent permitted by applicable law, Evercore and its affiliates accordingly disclaim all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this announcement or any statement contained therein.

Canaccord, which is authorised and regulated in the United Kingdom by the FCA, is acting exclusively for Novae as corporate broker and no one else in connection with the Increased Offer and accordingly will not be responsible to anyone other than Novae in providing the protections afforded to clients of Canaccord nor for providing advice in relation to the Increased Offer, the content of this announcement or any matter referred to herein.

RBC, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for Novae as corporate broker and no one else in connection with the Increased Offer and accordingly will not be responsible to anyone other than Novae in providing the protections afforded to clients of RBC nor for providing advice in relation to the Increased Offer, the content of this announcement or any matter referred to herein.

Credit Suisse, which is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, is acting as financial adviser exclusively for AXIS and AXIS BidCo and no one else in connection with the Increased Offer and the matters set out in this announcement. Except for the responsibilities and liabilities, if any, which may be imposed on Credit Suisse by FSMA or the regulatory regime established thereunder, Credit Suisse will not be responsible to anyone other than AXIS and AXIS BidCo for providing the protections afforded to clients of Credit Suisse, nor for providing advice in relation to the Increased Offer or any matter referred to herein. Neither Credit Suisse nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Credit Suisse in connection with this announcement, any statement contained herein or otherwise.

Fenchurch, which is authorised and regulated by the FCA in the United Kingdom, is acting as financial adviser exclusively for AXIS and AXIS BidCo and no one else in connection with the Increased Offer and accordingly will not be responsible to anyone other than AXIS and AXIS BidCo for providing the protections afforded to clients of Fenchurch or for providing advice in relation to the Increased Offer, the content of this announcement or any matter referred to herein. Neither Fenchurch nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Fenchurch in connection with this announcement, any statement contained herein or otherwise.

Further information

This announcement is for information purposes only and is not intended to and does not constitute or form part of, any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Acquisition or otherwise nor shall there be any sale, issuance or transfer of securities of Novae in any jurisdiction in contravention of applicable law. The Acquisition will be implemented solely by means of the Scheme Document (or if the Acquisition is implemented by way of a Takeover Offer, the offer document), which, together with this announcement, contains the full terms and conditions of the Acquisition including details of how to vote in respect of the Acquisition. Any vote in respect of the Scheme (or, if applicable, the Takeover Offer) or other response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document (or, if applicable, acceptance under the offer document). Each Novae Shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him.

This announcement does not constitute a prospectus or prospectus equivalent document.

Overseas Jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom to vote their Novae Shares with respect to the Scheme at the Court Meeting, or to appoint another person as proxy to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Increased Offer disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

Copies of this announcement and formal documentation relating to the Increased Offer will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Increased Offer. If the Increased Offer is implemented by way of Takeover Offer (unless otherwise permitted by applicable law or regulation), the Takeover Offer may not be made, directly or indirectly, in or into or from within any Restricted Jurisdiction.

The Increased Offer relates to the shares of an English company that is a “foreign private issuer” as defined in Rule 3b-4 under the US Securities Exchange Act of 1934, as amended, and is proposed to be effected by means of a scheme of arrangement under English law. Neither the US proxy solicitation rules nor (unless implemented by means of an offer) the tender offer rules under the US Securities Exchange Act of 1934, as amended, will apply to the Increased Offer. Accordingly, the Scheme will be subject to the disclosure requirements and practices applicable to the United Kingdom and under the Code to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. Neither the SEC, nor any securities commission of any state of the United States, has approved the Increased Offer, passed upon the fairness of the Increased Offer or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States. Financial information relating to Novae included in this announcement and the Scheme Document has been or will have been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

The receipt of cash pursuant to the Increased Offer by a US beneficial owner of Novae Shares as consideration for the transfer of its Scheme Shares pursuant to the Scheme will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under other applicable tax laws, including any applicable United States state and local, as well as non-US, tax laws. Each Novae Shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of the Increased Offer applicable to him.

If the Increased Offer is implemented by way of a Takeover Offer and AXIS determines to extend such offer into the United States, the offer will be made in compliance with applicable UK and US securities laws and regulations, including the US tender offer rules.

In accordance with normal UK practice, AXIS or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Novae Shares outside of the US, other than pursuant to the Increased Offer, until the date on which the Increased Offer and/or Scheme becomes Effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Forward-looking statements

This announcement, the Original Announcement and the Scheme Document contain statements which are, or may be deemed to be, “forward-looking statements”. Such forward looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and on numerous assumptions regarding the business strategies and the environment in which the AXIS Group or the Enlarged Group will operate in the future and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. The forward looking statements relate to the AXIS Group or the Enlarged Group’s future prospects, developments and business strategies, the expected timing and scope of the Acquisition and other statements other than historical facts. In some cases, these forward looking statements can be identified by the use of forward looking terminology, including the terms “can be”, “target”, “expect”, “estimate”, “aim”, “opportunity”, “create”, “represent”, “extend”, “provide”, “enable”, “achieve”, “intend”, “will”, “would”, “could”, “should”, “proposed”, “enhancing”, “synergies”, “believe” or their negatives or other variations or comparable terminology. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. If any one or more of these risks or uncertainties materialises or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward looking statements should therefore be construed in the light of such factors. Neither AXIS nor Novae, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this announcement will actually occur. Given these risks and uncertainties, potential investors should not place any reliance on forward looking statements.

The forward-looking statements speak only at the date of this announcement. AXIS and Novae expressly disclaim any obligation to update such statements other than as required by law or by the rules of any competent regulatory authority, whether as a result of new information, future events or otherwise.

No profit forecasts or estimates

No statement in this announcement is intended as a profit forecast or profit estimate and no statement in this announcement should be interpreted to mean that earnings per Novae Share or AXIS Share for the current or future financial years would necessarily match or exceed the respective historical published earning per Novae Share or AXIS Share or to mean that the Enlarged Group’s earnings in the first 12 months following the Increased Offer, or in any subsequent period, would necessarily match or be greater than those of AXIS or Novae for the relevant preceding financial period or any other period.

Dealing and Opening Position Disclosure Requirements of the City Code

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of; (i) the offeree company; and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) of the Code applies must be made by no later than 3.30 p.m. (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company; and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8 of the Code. A Dealing Disclosure by a person to whom Rule 8.3(b) of the Code applies must be made by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code. Opening Position Disclosures must also be made by the offeree company and by an offeror and Dealing Disclosures must also be made by the offeree company, by an offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4 of the Code).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0) 20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Right to switch to a Takeover Offer

Subject to obtaining the consent of the Panel, AXIS reserves the right to elect to implement the Increased Offer by way of a Takeover Offer as an alternative to the Scheme. In such event, such Takeover Offer will be implemented on substantially the same terms and conditions, so far as applicable, as those which would apply to the Scheme subject to appropriate amendments to reflect the change in method of effecting the Takeover Offer, including (without limitation) the inclusion of an acceptance condition set at 75 per cent. (or such lower percentage as AXIS may, subject to the rules of the Code and with the consent of the Panel, decide) of the Novae Shares to which the Takeover Offer relates or, where any of the circumstances set out in Note 2 of Section 8 of Appendix 7 of the Code applies, 90 per cent. of the Novae Shares to which the Takeover Offer relates (or such other percentage, being more than 50 per cent. of the Novae Shares to which the Takeover Offer relates, as AXIS may, subject to the rules of the Code and with the consent of the Panel, decide).

Electronic communications

Please be aware that addresses, electronic addresses and certain other information provided by Novae Shareholders, persons with information rights and other relevant persons for the receipt of communications from Novae may be provided to AXIS during the offer period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.11(c) of the Code.

The contents of the websites referred to in this announcement are not incorporated into and do not form part of this announcement.

Publication on website and hard copies

In accordance with Rule 26.1 of the Code, a copy of this announcement will be published and made available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on AXIS’s website at www.axiscapital.com and Novae’s website at www.novae.com by no later than 12 noon on the Business Day following this announcement. For the avoidance of doubt, the contents of those websites are not incorporated by reference into, and do not form part of, this announcement.

Novae Shareholders and AXIS Shareholders may request a hard copy of this announcement by contacting the registrar of Novae during business hours on +44 (0) 370 707 1327 or by submitting a request in writing to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ. Your attention is drawn to the fact that a hard copy of this announcement will not be sent to you unless so requested. You may also request that all future documents, announcements and information to be sent to you in relation to the Increased Offer should be in hard copy form.

APPENDIX 1

SOURCES OF FINANCIAL INFORMATION AND BASES OF CALCULATION USED IN THIS ANNOUNCEMENT

In this announcement, unless otherwise stated, or the context otherwise requires, the following bases and sources have been used:

1.	Financial information relating to Novae has been extracted or derived (without material adjustment) from the audited consolidated financial statements for the Novae Group for the financial year ended 31 December 2016 and the unaudited interim results of the Novae Group for the six months to 30 June 2017.

2.	Financial information relating to AXIS has been extracted or derived (without material adjustment) from the audited consolidated financial statements for the AXIS Group for the financial year ended 31 December 2016, AXIS’s Form 10-Q for the quarterly period ended 31 March 2017, the Q4 2016 Financial Supplements, the Q1 2017 Financial Supplements and the Q2 2017 Financial Supplements.

3.	The fully diluted share capital of Novae (being 66,795,621 Novae Shares) is calculated on the basis of 64,425,640 Novae Shares in issue on the last Business Day prior to the date of this announcement (which includes (i) 1,027,994 Novae Shares held by Sanne Trust Company Limited, Novae’s employee benefit trust in relation to the Novae Share Plans other than the Novae Tax-Advantaged Share Plans and (ii) 968,622 Novae Shares held by Equiniti Share Plan Trust, Novae’s employee benefit trust in relation to the Novae Tax-Advantaged Share Plans) and in addition up to 2,369,981 further Novae Shares based on the maximum position under scheme rules which could be issued pursuant to such rules on or after the date of this announcement via the vesting of awards, or settled via alternative means, under the Novae Share Plans (other than the Novae Tax-Advantaged Share Plans) on the basis explained in the Scheme Document. The calculation of the fully diluted share capital of Novae does not take into account (i) the arrangements relating to the vesting of awards under the Novae Share Plans contained in the Share Scheme Letter, or (ii) any amount which could be payable on the vesting of awards under the Novae Shares Plans in respect of dividends that would have accrued in respect of the underlying vested shares under those awards and which could be settled in Novae Shares.

4.	The offer price of 715 pence per Novae Share values the entire issued and to be issued ordinary share capital of Novae at approximately £477.6 million on the basis of a fully diluted share capital of 66,795,621 Novae Shares, assuming that all rights in respect of the vesting of awards under the Novae Share Plans are exercised, or settled via alternative means, on the basis explained in paragraph 3 above.

5.	The reported net tangible book value of Novae of £318.8 million at 31 December 2016 referred to in this announcement is extracted from the audited consolidated financial statements for the Novae Group for the financial year ended 31 December 2016.

6.	The reported net tangible book value of Novae of £300.6 million at 30 June 2017 referred to in this announcement is extracted from the unaudited interim consolidated financial statements for the Novae Group for the six months ended 30 June 2017.

7.	Unless otherwise stated, all prices and closing prices for Novae Shares are closing middle market quotations derived from the daily Official List of the London Stock Exchange.

8.	Certain of the figures included in this announcement have been subject to rounding to the nearest decimal point or nearest two decimal points (as applicable).

9.	The exchange rates used for the conversion of sterling amounts to US dollar amounts (and vice versa) in this announcement (where relevant) are (i) a spot exchange rate of GBP 1 : USD 1.292 (source: Bloomberg on 4 July 2017); and (ii) a 2016 yearly average exchange rate of GBP 1 : USD 1.356 (source: OFX).